UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 18, 2023

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Assertio Holdings, Inc.

File No. 001-39294 - CF#36124

———————————————

       Assertio Holdings, Inc. (formerly Zyla Life Sciences) submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 16, 2018.

       Based on representations by Assertio Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

             Exhibit 10.15   through March 16, 2028

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                    Dana Hartz
                    Chief, Knowledge Management Office